SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2003

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

PT'S DIVIDEND POLICY

Lisbon, Portugal, June 24, 2003 – Today, at its annual Investor Day in Lisbon, the Portugal Telecom (Euronext Lisbon: PTCO.IN; NYSE: PT) management team will announce its intention to propose to the Board of Directors the submission to the shareholders approval at the AGM of a dividend per share relating to 2003 of between Euro 20 and 22 cents subject to PT's financial and market conditions.

In addition, the management will indicate that it is comfortable with a continuing pay-out ratio of at least 50% of Net Income in line with its stated commitment to put in place a progressive dividend policy subject to relevant statutory approvals and market and financial conditions.

Finally the company re-stated its objective to maintain its current rating.

Materials from the Investor Day are available on the website of the Portuguese Securities regulator (www.cmvm.pt) and are being made available during the day on Portugal Telecom's website at www.telecom,pt.

Contact:	Zeinal Bava, PT Group Chief Financial Officer zeinal.bava@telecom.pt

Vitor J. Sequeira, Investor Relations Director vitor.j.sequeira@telecom.pt

Portugal Telecom Tel.: +351.215001701 Fax.: +351.213556623

Portugal Telecom is listed on the Euronext Lisbon and New York Stock Exchanges. Information may be accessed on the Reuters 2000 Service under the symbols PT and PTCO.IN and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2003

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Vitor Sequeira
Vitor Sequeira Manager of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.